[FOODVISION.COM, INC. LOGO]



February 3, 2000


Securities & Exchange Commission
450 Fifth Street NW
Washington, DC  20549

Re:      Foodvision.com, Inc.
         Withdrawal of Registration Statement on Form 10-SB12G
         File No: 000-28561

Dear Sir or Madam:

     Due to a change in company circumstances, Foodvision.com,Inc. requests that the Company's Registration Statement, Form 10-SB12G, File No. 000-28561 be withdrawn.


Best regards,

/s/ Paul Smith

Paul Smith
President
























           2152 Northwest Parkway, SE  Marietta, GA 30067
                 (p) 770.937.0960  (f) 770.937.0963
            info@foodvision.com  http://www.foodvision.com